NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 9, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 27, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between BioMed Realty Trust, Inc. and BRE Edison L.P., an affiliate of The Blackstone Group L.P. became effective on January 27, 2015. Each share of Common Stock of BioMed Realty Trust, Inc. was converted into $23.75 in cash, plus a per diem amount of approximately $0.003 in cash for each day from and after January 1, 2016 until (but not including) the closing date, without interest and less any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 28, 2016.